CEO, President and Co-Vice Chairman, Ron Miller. Mr. Ron Miller has been an Epec Vice Chairman since 2011 and its CEO/President since 2012. Prior to joining Epec, Miller served as CEO of NYSE-listed Aventine Renewable Energy Holdings, Inc. one of the nation's largest producers of biofuels, grain neutral spirits and food/feed products from agriculture, a company helped start in 1981. During his tenure as Aventine's CEO, Miller guided the company through an unprecedented period of growth including a highly successful IPO. For his work with Aventine and the ethanol industry in general he was recognized by Ernst and Young as an Entrepreneur of the Year in 2006. Miller was a founding member of the Renewable Fuels Association and its longest serving Chairman ever. He continues to be a recognized leader inside and outside the industry, receiving its coveted lifetime achievement award in 2011. Aventine's spirits business provided grain neutral base stocks to several U.S. bourbon and whiskey producers as well foreign spirits producers in Japan, Europe and Russia. Miller delivered the keynote address at the 2012 Sweet Sorghum Association's Annual Meeting.